UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 7, 2026

Anywhere Real Estate Inc.

(Exact Name of Registrant As Specified In Its Charter)

Delaware	001-35674	20-8050955
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

175 Park Avenue
Madison, NJ 07940
(Address of Principal Executive Offices, including Zip Code)

(973) 407-2000

(Registrant’s telephone number, including area code)

None

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Anywhere Real Estate Inc.	Common Stock, par value $0.01 per share	HOUS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on September 22, 2025, Anywhere Real Estate Inc. (the “Company” or “Anywhere”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Compass, Inc. (“Compass”) and Velocity Merger Sub, Inc., a wholly-owned subsidiary of Compass (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Compass.

The consummation of the Merger (the “Closing”) is subject to certain customary conditions, including the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The HSR Act waiting period expired on January 2, 2026 at 11:59 p.m. Eastern Time.

The Closing remains subject to the satisfaction or waiver of certain other closing conditions, including the adoption of the Merger Agreement by the Company’s stockholders and approval by Compass’ stockholders of certain share issuances in connection with the Merger. Completion of the Merger is expected to occur shortly after all closing conditions are satisfied.

Cautionary Disclosure Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, but are not limited to, statements related to the expected benefits of the Merger; the anticipated impact of the Merger on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the Merger; the expected timeline; and the ability to satisfy all closing conditions. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the Merger and the anticipated benefits thereof. Where, in any forward-looking statement, Anywhere or Compass express an expectation or belief as to future results or events, it is based on Anywhere and/or Compass’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Anywhere nor Compass can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Compass’ and Anywhere’s ability to consummate the Merger on the expected timeline or at all; Compass’ and Anywhere’s ability to obtain the necessary regulatory approval in a timely manner and the risk that such approval is not obtained or is obtained subject to conditions that are not anticipated; Compass’ or Anywhere’s ability to obtain approval of the stockholders; the risk that a condition of closing of the Merger may not be satisfied or that the closing of the Merger might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Anywhere or Compass to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the Merger, including disruption of management time from current plans and ongoing business operations due to the Merger and integration matters; the risk that the Merger and its announcement could have an adverse effect on Compass’ and Anywhere’s ability to retain agents and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; unexpected costs, charges or expenses resulting from the Merger; potential litigation relating to the Merger that could be instituted against the parties to the Merger Agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the Merger or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Compass’ ability to integrate Anywhere promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the Merger that may impact Anywhere’s or Compass’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Anywhere’s and Compass’ reports filed with the SEC, including Anywhere’s and Compass’ annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Merger.

These risks, as well as other risks associated with the Merger, are more fully discussed in the Proxy Statement. While the list of factors presented here and the list of factors presented in the Proxy Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Anywhere’s or Compass’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Anywhere or Compass operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Current Report on Form 8-K. Neither Anywhere nor Compass assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this Current Report on Form 8-K nor the continued availability of this Current Report on Form 8-K in archive form on Anywhere’s or Compass’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Additional Information and Where to Find It

In connection with the Merger, Anywhere and Compass has filed and will file relevant materials with the SEC, including a definitive proxy statement (the “Definitive Proxy Statement”) for the solicitation of proxies in connection with the special meeting of the Company’s stockholders, to be held on January 7, 2026, to vote upon, among other things, matters necessary to adopt and complete the Merger. The Definitive Proxy Statement was filed and mailed to the Company’s stockholders. Each of Anywhere and Compass may also file other relevant documents with the SEC regarding the Merger. This Current Report on Form 8-K is not a substitute for the Definitive Proxy Statement or any other document that Anywhere or Compass (as applicable) have filed or may file with the SEC in connection with the Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMPASS AND ANYWHERE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Definitive Proxy Statement, as well as other filings containing important information about Anywhere or Compass (as they may be available or when they become available), without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Anywhere are available free of charge on Anywhere’s internet website at https://ir.anywhere.re/financials/sec-filings/default.aspx or by contacting Anywhere’s investor relations contact at investor.relations@anywhere.re. Copies of the documents filed with the SEC by Compass are available free of charge on Compass’ internet website at https://investors.compass.com/financials/sec-filings/default.aspx or by contacting Compass’ investor relations contact at investorrelations@compass.com. The information included on, or accessible through, Anywhere’s website or Compass’ website is not incorporated by reference into this Current Report on Form 8-K.

Participants in the Solicitation

Anywhere, Compass, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information about the directors and executive officers of Anywhere is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 24, 2025 (the “Anywhere Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 7, 2025. Please refer to the sections captioned “Compensation of Independent Directors,” “Independent Director Stock Ownership Guidelines,” “Ownership of our Common Stock” and “Executive Compensation” in the Anywhere Annual Meeting Proxy Statement. To the extent holdings of such participants in Anywhere’s securities have changed since the amounts described in the Anywhere Annual Meeting

Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001398987&owner=only. Information about the directors and executive officers of Compass is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025 (the “Compass Annual Meeting Proxy Statement”) and in its Form 8-Ks, which were filed with the SEC on May 29, 2025, July 30, 2025 and September 9, 2025. Please refer to the sections captioned “Security Ownership of Certain Beneficial Owners and Management” and “Compensation Tables” in the Compass Annual Meeting Proxy Statement. To the extent holdings of such participants in Compass’ securities have changed since the amounts described in the Compass Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001563190&owner=only. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the Definitive Proxy Statement and the other relevant materials filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANYWHERE REAL ESTATE INC.

Date: January 7, 2026	By:	/s/ Marilyn J. Wasser
Marilyn J. Wasser
Executive Vice President, General Counsel and Corporate Secretary